[redacted]

09057549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8-51102

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAWNTREADER CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS, 5th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER MOY 646-452-6089
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBMG LLC
(Name – *if individual, state last, first, middle name*)

6 EAST 45th STREET (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL DEWOLF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAWNTREADER CAPITAL LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

SYLVIA A. BELARDO
Notary Public, State of New York
No. 01BE6015783
Qualified in New York County
Commission Expires November 9, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAWNTREADER CAPITAL, LLC.
FINANCIAL STATEMENTS AND AUDITOR'S REPORT
DECEMBER 31, 2008

DAWNTREADER CAPITAL, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

December 31, 2008

CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Additional Information:	
Independent Auditor's Report on Additional Information	7
Computation of Minimum Net Capital Requirement	8
Independent Auditor's Report on Internal Control	9-10
Annual Audited Report, Form x-17A-5, Part III	11-13

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
Dawntreader Capital, LLC

We have audited the accompanying Statement of Financial Condition of Dawntreader Capital, LLC as of December 31, 2008 and the related Statements of Income (Loss), Changes in Members' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawntreader Capital, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KBMG, LLC

New York, NY
January 21, 2009

6 East 45th Street • 10th Floor • New York, NY 10017 • Tel 212-758-8050 • Fax 212-826-5037
106 Apple Street • Suite 101D • Tinton Falls, NJ 07724 • Tel 732-745-8800 • Fax 732-576-8020

DAWNTREADER CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	34,734
Prepaid expenses		3,380
Total assets	$	38,114
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	6,727
MEMBERS' EQUITY		31,387
Total liabilities and members' equity	$	38,114

See independent auditor's report and notes to financial statements.

DAWNTREADER CAPITAL, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Fees	$ 55,479
Interest income	15
Total revenues	55,494
Operating Expenses	
Salaries and wages	12,000
Payroll taxes and related costs	2,244
Regulatory fees and expenses	4,115
Filing fees, exam fees and related expenses	3,661
Legal and professional fees	5,873
Office supplies and expenses	3,249
Insurance expense	431
Total operating expenses	31,573
Net income	$ 23,921

See independent auditor's report and notes to financial statements.

DAWNTREADER CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

BALANCE, JANUARY 1, 2008	$ 22,466
Net income, year ending December 31, 2008	23,921
Member distributions	(15,000)
BALANCE, DECEMBER 31, 2008	$ 31,387

See independent auditor's report and notes to financial statements.

DAWNTREADER CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 23,921
Increase in prepaid expenses	(602)
Decrease in accounts payable and accrued expense	(300)
Net cash provided by operating activities	23,019
Cash flows provided by financing activities:	
Member distributions	(15,000)
Net cash provided by operating activities	(15,000)
Net increase (decrease) in cash	8,019
Cash and cash equivalents, beginning of year	26,715
Cash and cash equivalents, end of year	$ 34,734

See independent auditor's report and notes to financial statements.

DAWNTREADER CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

A. DESCRIPTION OF BUSINESS

The company is a specialized financial advisory group designed to provide a platform for sophisticated independent financial professionals to enable such professionals to provide financial and investment banking advice. The Company, which was organized on May 28, 1998 and was formerly known as Spruce Street Capital, LLC, is located in New York, NY.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Income taxes - In accordance with the provisions of the Internal Revenue Code, the Company has elected to be taxed as a partnership, whereby the Company's income is ratably allocated to all members, who are then responsible for the federal and state income taxes, at their respective tax rates. Accordingly, no provision for income taxes is recorded in these financial statements.

2. Use of estimates - The process of preparing financial statements in conformity with accounting principals generally accepted in the United States of America requires the use of estimates by management and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

3. Cash and cash equivalents - For purposes of financial statement presentation, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

C. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $28,007, which was $23,007 in excess of its required net capital of $5,000. The Company's net capital ratio was .24 to 1.

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Dawntreader Capital, LLC

We have audited the accompanying basic financial statements of Dawntreader Capital, LLC for the year ended December 31, 2008 and have issued our report thereon dated January 21, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBMG, LLC

New York, NY
January 21, 2009

6 East 45th Street • 10th Floor • New York, NY 10017 • Tel 212-758-8050 • Fax 212-826-5037
106 Apple Street • Suite 101D • Tinton Falls, NJ 07724 • Tel 732-745-8800 • Fax 732-576-8020

DAWNTREADER CAPITAL, LLC
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT
DECEMBER 31, 2008

Total assets	$ 38,114
Less : Ineligible prepaid expenses	3,380
Net current assets	34,734
Total Liabilities	6,727
Net capital	28,007
Minimum net capital requirement	5,000
Excess net capital	$ 23,007

Computation of Net Capital Pursuant to Rule 15c3-1	
Total Members equity	$ 31,387
Less: non-allowable assets	3,380
Net capital	$ 28,007

Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $6,727 pursuant to Rule 15c3-1	$ 448
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 23,007
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 6,727
Ratio of aggregate indebtedness to net capital	24%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II of Form A-17A-5 was not prepared as there are no material differences between the Fund's computation of net capital and the computation contained herein.

See independent auditor's report and notes to financial statements.

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Krant, CPA
Scott H. Bulick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA
William E. Nissel, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members of
Dawntreader Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Dawntreader Capital, LLC ("the Company"), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggressive indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

6 East 45th Street • 10th Floor • New York, NY 10022 • Tel 212-758-8050 • Fax 212-826-5037

106 Apple Street • Suite 101D • Tinton Falls, NJ 07724 • Tel 732-745-8800 • Fax 732-576-8020

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Krant, CPA
Scott H. Bialick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA
William E. Nissel, CPA

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting procedures generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration on internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

6 East 45th Street • 10th Floor • New York, NY 10022 • Tel 212-758-8050 • Fax 212-826-5037

106 Apple Street • Suite 101D • Tinton Falls, NJ 07724 • Tel 732-745-8800 • Fax 732-576-8020

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Krant, CPA
Scott H. Bialick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA
William E. Nissel, CPA

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBMG, LLC

New York, NY
January 21, 2009

6 East 45th Street • 10th Floor • New York, NY 10022 • Tel 212-758-8050 • Fax 212-826-5037
106 Apple Street • Suite 101D • Tinton Falls, NJ 07724 • Tel 732-745-8800 • Fax 732-576-8020